UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

27 April 2011

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Local.com Corporation

File No. 1-34197 -- CF# 26621

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       Local.com Corporation submitted an application under Rule 24b-2 requesting an extension of a previous grant of confidential treatment for information it excluded from the Exhibits to a Form 8-K filed on April 2, 2010.

       Based on representations by Local.com Corporation that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

                Exhibit 10.1   through June 30, 2013

       For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

                Timothy S. Levenberg
                Special Counsel